                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2 )*


                           Capsure Holdings Corp.
-------------------------------------------------------------------------------
                              (NAME OF ISSUER)

                   Common Stock, par value $.05 per value
-------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                  140673104
-------------------------------------------------------------------------------
                               (CUSIP NUMBER)

                              Susan Obuchowski
    Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                May 23, 1997
-------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 2 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Samuel Zell
              ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES                  55,000
 BENEFICIALLY
   OWNED BY     ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
  PERSON WITH
                           3,552,862
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                           55,000
                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                           3,552,862
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,607,862
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.7%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 3 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Samuel Zell Revocable Trust U/T/A  01/17/90
              ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                           3,552,862
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                           3,552,862
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,552,862
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22,4%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              00
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 4 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Alphabet Partners, an Illinois general partnership
              36-3002855
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF
    SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              730,141
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.6%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 5 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              ZFT Partnership, an Illinois general partnership
              36-3022976
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              730,141
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.6%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 6 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Ann Lurie
              ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                           486,760
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                            486,760
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              486,760
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.1%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 7 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Ann Lurie Revocable Trust U/T/A  12/22/89
              ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

-------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              00
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 8 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              LFT Partnership, an Illinois general partnership
              36-6527526
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              486,760
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.1%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                                ------------
CUSIP No. 140673104                   13D                          Page 9 of 21
-------------------                                                ------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Ann and Robert H. Lurie Family Foundation
              36-3486274
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
              00
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
   SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                           486,760
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                           486,760
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              486,760
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.1%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                               -------------
CUSIP No. 140673104                   13D                         Page 10 of 21
-------------------                                               -------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Equity Capsure Limited Partnership, an Illinois limited
              partnership
              36-4122677
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Illinois
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8     SHARED VOTING POWER
 PERSON WITH
                           3,552,862
                ---------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                          3,552,862
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,552,862
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.4%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                               -------------
CUSIP No. 140673104                   13D                         Page 11 of 21
-------------------                                               -------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
            ABOVE PERSON

              Arlington Leasing Co.
              88-0132727
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Nevada
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES
 BENEFICIALLY
  OWNED BY      ---------------------------------------------------------------
EACH REPORTING     8    SHARED VOTING POWER
 PERSON WITH
                ---------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              997,369
-------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

                ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
          CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                THE SAME MEANING AS THEY HAVE IN THE INITIAL
                    SCHEDULE 13D AND AMENDMENTS THERETO.


Item 2.    Identity and Background
           -----------------------
           (a) - (c) This Item is being amended to add the Ann and Robert H. Lurie Family Foundation ("Lurie Foundation") as a Reporting Person.

           The Lurie Foundation is an Illinois non-stock not-for-profit corporation whose address is Two N. Riverside Plaza, Suite 600, Chicago, IL 60606. The directors of the Lurie Foundation are: Ann Lurie; Sheli Z. Rosenberg; Samuel Zell; Mark Slezak; and Andrew Lurie. The officers of the Lurie Foundation are: Mrs. Lurie, president and treasurer; Mrs. Rosenberg, vice president and secretary; Mr. Slezak and Mr. Lurie, vice presidents. Information concerning Mrs. Lurie, Mrs. Rosenberg and Mr. Zell was included in the original Schedule 13D. Mr. Slezak is a Vice President and Treasurer of Lurie Investments, Inc., an Illinois corporation, and Mr. Lurie is a student. Both are citizens of the United States of America with addresses of Two North Riverside Plaza, Chicago, IL 60606.

           (d) and (e) Neither Messrs. Lurie or Slezak have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------
           On May 23, 1997, Equity distributed 486,760 shares of Common Stock to one of its partners, the Lurie Trust. The Lurie Trust then distributed the 486,760 shares of Common Stock to its beneficiary, Mrs. Lurie. Mrs. Lurie then contributed the shares to the Lurie Foundation.

           No funds were expended by Mrs. Lurie or the Lurie Foundation for the contribution of the shares to the Lurie Foundation.


Item 5.    Interest in Securities of the Issuer
           ------------------------------------

           (a) To the best knowledge of the Reporting Persons, there are 15,849,308 shares of Common Stock issued and outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to own the number of shares of Common Stock opposite their name which represents the following percentages of the shares of Common Stock outstanding:


           REPORTING PERSON      NUMBER OF SHARES     PERCENTAGE OF OUTSTANDING
           -----------------     ----------------     -------------------------
             Samuel Zell           3,607,862(1)               22.7%(1)

              Zell Trust           3,552,862(1)               22.4%(1)

           Alphabet Partners         730,141(2)                4.6%(2)

            ZFT Partnership          730,141(2)                4.6%(2)

               Ann Lurie             486,760(2)(3)             3.1%(2)(3)

            LFT Partnership          486,760(2)                3.1%(2)

           Lurie Foundation          486,760                   3.1%

                Equity             3,552,862                  22.4%

              Arlington              997,369(2)                6.3%(2)


           (1) Includes 3,552,862 shares owned by the Equity and, for Mr. Zell only, options to purchase 55,000 shares which are currently exercisable and beneficially owned by Mr. Zell.

           (2) Such shares are included in the 3,552,862 shares beneficially owned by Equity.

           (3)  Includes shares reported herein by LFT Partnership.


           Arthur A. Greenberg is the sole trustee of the three trusts which are the general partners of Alphabet Partners. Mr. Greenberg beneficially owns 27,250 shares of Common Stock and options to purchase 1,250 shares of Common Stock which will become exercisable within 60 days. Additionally, a trust in which Mr. Greenberg is the beneficiary beneficially owns 2,000 shares of Common Stock. Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned by such trust.

           Sheli Z. Rosenberg is the sole trustee of the fifteen trusts which are the general partners of ZFT Partnership. Mrs. Rosenberg beneficially owns 26,318 shares of Common Stock and options to purchase 20,000 shares of Common Stock which are currently exercisable. Additionally, the Rosenberg Family Foundation is the beneficial owner of 16,388 shares of Common Stock. Mrs. Rosenberg may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the foundation but she disclaims beneficial ownership of such shares.

           (b) Equity, the Zell Trust, as sole general partner of Equity, and Mr. Zell, as the sole trustee of the Zell Trust, share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 3,552,862 shares beneficially owned by Equity. Mr. Zell and the Zell Trust disclaim beneficial ownership of the 3,552,862 shares beneficially owned by Equity, except for 2,068,733 shares attributable to the Zell Trust, Alphabet Partnership and ZFT Partnership through such entities' ownership in Equity.

           Mr. Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase 55,000 shares of Common Stock) and the sole power to dispose or to direct the disposition of the options to purchase 55,000 shares of Common Stock beneficially owned by him.

           Arthur A. Greenberg, as the sole trustee of the three trusts which are the general partners of Alphabet Partners, has no power to vote or to direct the vote and no power to dispose or to direct the disposition of the 3,552,862 shares beneficially owned by Equity or of the 730,141 shares attributable to Alphabet Partners through its ownership in Equity. Mr. Greenberg disclaims beneficial ownership of the shares owned by Alphabet Partners and Equity. Mr. Greenberg has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 27,250 shares and of the 1,250 shares (assuming the exercise of the options to purchase 1,250 shares) beneficially owned by him and no power to vote or to direct the vote and no power to dispose or to direct the disposition of the 2,000 shares beneficially owned by the trust in which Mr. Greenberg is the beneficiary.

           Sheli Z. Rosenberg, as sole trustee of the fifteen trusts which are the general partners of ZFT Partnership, has no power to vote or to direct the vote of and no power to dispose or to direct the disposition of the 3,552,862 shares beneficially owned by Equity or of the 730,141 shares attributable to ZFT Partnership through its ownership in Equity. Mrs. Rosenberg disclaims beneficial ownership of the shares owned by ZFT Partnership and Equity. Mrs. Rosenberg has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 26,318 shares and of the 20,000 shares (assuming the exercise of the options to purchase 20,000 shares) and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of the 16,388 shares beneficially owned by the Rosenberg Family Foundation.

           Ann Lurie, as the trustee of the six trusts which are the general partners of LFT Partnership, has no power to vote or to direct the vote of and no power to dispose or to direct the disposition of the 3,552,862 shares beneficially owned by Equity or of the 486,760 shares attributable to LFT Partnership through its ownership in Equity. Mrs. Lurie disclaims beneficial ownership of the shares beneficially owned by LFT Partnership. Andrew Lurie is the beneficiary of one of the six trusts which are partners of LFT Partnership. Mr. Lurie has no power to vote or to direct the vote and no power to dispose or to direct the disposition of the 3,552,862 shares beneficially owned by Equity or of the 486,760 shares attributable to LFT Partnership through its ownership in Equity.

           The Lurie Foundation, Ann Lurie, Sheli Z. Rosenberg, Samuel Zell, Mark Slezak and Andrew Lurie (as directors of the Lurie Foundation) share the power to vote and to direct the vote and share the power to dispose and to direct the disposition of the 486,760 shares beneficially owned by the Lurie Foundation. Messrs. Zell, Slezak and Lurie and Mmes Lurie and Rosenberg disclaim beneficial ownership of the 486,760 shares beneficially owned by the Lurie Foundation.

           (c) The only transactions in Common Stock by the Reporting Persons were the transactions previously described in Item 3. hereto.

           On May 7, 1997, Sheli Z. Rosenberg exercised options to purchase 20,000 shares of Common Stock at $.05 per share from her personal funds. On May 9, 1997, Mrs. Rosenberg contributed 16,388 shares of Common Stock to the Rosenberg Family Foundation.

           (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
           ---------------------------
           On May 23, 1997, the Lurie Foundation agreed to be bound by the Voting Agreement among Equity, CCC, Bruce A. Esselborn and Rod F. Dammeyer wherein the Lurie Foundation agreed to vote all of its shares of Common Stock in favor of the merger of the surety business of CCC with and into the Issuer. The letter is attached hereto as
           Exhibit 6 and is incorporated herein by reference.

           Additionally, in order to secure the Lurie Foundation's obligation to vote its shares of Common Stock in favor of the above-described merger, the Lurie Foundation appointed CCC as its true and lawful proxy and attorney-in-fact and granted CCC an Irrevocable Proxy (the "Lurie Irrevocable Proxy") for such purposes. The Lurie Irrevocable Proxy is attached hereto as Exhibit 7 and is incorporated herein by reference.


Item 7.    Materials to Be Filed as Exhibits
           ---------------------------------

           Exhibit 6 - Letter from the Lurie Foundation to CCC dated May 23,
                       1997.

           Exhibit 7 - Irrevocable Proxy of the Lurie Foundation.

           Exhibit 8 - Second Amended and Restated Joint Filing Agreement
                       dated as of May 23, 1997.

                                 SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/  Samuel Zell                       /s/  Ann Lurie
--------------------------------       ---------------------------------
Samuel Zell                            Ann Lurie




Samuel Zell Revocable Trust            LFT Partnership
U/T/A  01/17/90                        By:  Jesse Trust, a general partner




By:  /s/  Samuel Zell                  By:  /s/  Ann Lurie
     ---------------------------            ----------------------------
     Samuel Zell, Trustee                   Ann Lurie, Trustee



Alphabet Partners, an Illinois         Ann and Robert H. Lurie Family Foundation
 general partnership
By:  SZA Trust, a general partner



By:  /s/  Arthur A. Greenberg          By:  /s/  Ann Lurie
     ---------------------------            ---------------------------
     Arthur A. Greenberg, Trustee           Ann Lurie, President


ZFT Partnership, an Illinois           Equity Capsure Limited Partnership,
 general partnership                    an Illinois limited partnership
By:  Samuel Zell Trust,                By:  Samuel Zell Revocable Trust
     a general partner                      U/T/A  1/17/90, general partner




By:  /s/  Sheli Z. Rosenberg           By:  /s/  Samuel Zell
     ---------------------------            ---------------------------
     Sheli Z. Rosenberg, Trustee            Samuel Zell, Trustee



Arlington Leasing Co., a Nevada corporation


By : /s/  Samuel Zell
     ---------------------------
     Samuel Zell, President


                                                DATED:  May _____, 1997

                                EXHIBIT INDEX



       EXHIBIT NUMBER                 DESCRIPTION                   PAGE
       --------------                 -----------                   ----
             1          Amendment Number 7 to Schedule 13D for        *
                        Equity Holdings.

             2          Joint Filing Agreement dated September        *
                        24, 1996.

             3          Voting Agreement among Equity, CCC, Bruce     *
                        A. Esselborn and Rod F. Dammeyer.

             4          Irrevocable Proxy of Equity.                  *

             5          Amended and Restated Joint Filing             *
                        Agreement dated December 19, 1996.

             6          Letter from the Lurie Foundation to CCC       18
                        dated May 23, 1997.

             7          Irrevocable Proxy of the Lurie Foundation.    19

             8          Second Amended and Restated Joint Filing      20
                        Agreement dated May 23, 1997.


*  previously filed.